Date: April 28, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Att: Ramin Olson or Lilyanna Peyser

Division of Corporation Finance

Re:    Lion Lam Diamond Inc.,

       Amendment No.2 to Registration Statement on Form S-1

        filed April 15, 2011

        File No: 333-172112

Dear Mr. Olson or Ms. Lilyanna:

In response to your letter dated April 28, 2011, concerning the Registration Statement on Form S-1 filed on April 15, 2011, we provide the following responses:

Paragraph numbering used for each response corresponds to the numbering used in your comment letter.

Risk Factors, Page 7

(1) If we do not obtain additional financing, including the financing .....page 7

1.     We note your response to comment six in our letter dated March 28,2011. Please revise the risk factor to also discuss the consequences to the company if you do not " obtain additional financing, including the financing sought in this offering. " In addition, here and in the last paragraph on page 20 please revise your disclosure to clarify, if true, that while you may seek loans from Mr. Lam, you do not currently have any arrangements or understandings in place pursuant to which Mr. Lam has committed to provide you with such loan.

Response: The Company has revised this risk factor as you suggested. Page 7

(6) Our sole officer will retain control over our business after the offering .... Page 9

2.     We note your statement that "[u]pon completion of this offering, our sole officer and director, David Lam, will beneficially own approximately 54.5% the maximum 5,000,000 common shares that is to be sold." Please revise to clarify, if true, that Mr.

Lam will own 54.4% of your outstanding common shares if you issue all 5,000,000 shares being offered pursuant to this registration statement.

Response: The company has revised this risk factor as you suggested. Page 9

(7) David Lam's position as sole director and officer and his ability ... page 9

3.     We note your response and the revisions you made to your filing in response to comment eight in our letter dated March 28, 2011. Please revise the phrases " may have conflicts of interest adversely affected other stockholders" and " may created conflict of interests adversely affected other stockholders," as they are unclear. If you are attempting to state that Mr. Lam's position as a sole director and officer and his ability to set his own salary may create conflicts of interest that adversely affect the interests of other stockholders, please revise your disclosure accordingly.

Response: The Company has revised this risk factor as you suggested. Page 9

Item 9. Description of Securities to be Registered, page 17.

4.     Please update the following statement as of a more recent practicable date: As of December 31, 2010, no preferred shares have been issued."

Response:  The Company has updated the statement as you suggested, page 17.

Item 11. Information with Respect to the Registrant, page 19

Management's Discussion and analysis of financial condition, page 26

Plan of Operation, page 26

5.     We note your response and the revisions you made to your filing in response to comment 16 in our letter dated March 28, 2011.. You indicate that you will commence Phase 1 and Phase 111 of your plan of operation upon effectiveness of the registration statement. However, your disclosure also indicates that you already have commenced these phases. Please advise or revise. If you already have commenced Phase 1 and Phase 111, and if you were attempting to state that you intend to complete these phases within 120 days and 30 days, respectively, of the effectiveness of the registration statement, please revise your disclosure accordingly.

Response: The Company has made revision. Please refer to the Section Plan of Operation, page 26

Phase 11: Outsource jewelry design projects, page 27.

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6.     We note your response to comment 19 in our letter dated March 28, 2011, however, it does not appear that you revised your disclosure as requested. Please revise to clarify whether this phase involves the creation of one or more crown designs ( for example, a drawing or specification of a crown), or the design and manufacture of one or more crowns ( for example, the physical production of a crown that may be purchased by customers), or otherwise.  Please also state in this section the purpose of the prototypes.

Response: The Company has made revision . Please refer to appropriate section for  review. Page.27

7.    We note the statement that "[i]n additional to our selection of highly skilled 3-D jewelry designers, we     have skilled artisans and goldsmiths could be completed the crown projects for us, typically, we        outsources these tasks to third part vendors." Please revise this statement for clarity. Please also clarify whether the "skilled artisans and goldsmiths" are your employees or are the "third party vendors" to which you refer. If the latter, please state whether or not you have contracts in place with such third parties. If so, please file the contracts as exhibits, or advise.

Response: The Company has made revision. Please refer to the appropriate section for review and approval. Page 27

Phase 111: Purchase of ideal cut diamonds, page 27

8.     We note your response and the revisions you made to your filing in response to comment 20 in our letter dated March 28, 2011. you state that the goal of Phase 111 is to "purchase .... ideal cut diamonds," If Phase 111 is therefore complete, please revise to say so. If Phase 111 is not complete,        please revise to indicate the further goals you intend to accomplish in Phase 111; for example, if Phase 111 requires you to purchase additional diamonds to create a certain number of additional crowns, please say so.

Response: The Company has made revision. Please refer to the appropriate section for review and approval. Page 27

Phase 1V: Accepting orders or consignments to auction companies, page 27

9.     We note your response to comment 21 in our letter dated March 28, 2010, however your disclosure remains unclear. Please revise your disclosure to state clearly what you intend to accomplish within 120 days after the effectiveness of your registration statement. if, for example, you intended to state that you plan to start accepting orders for crowns from customers and auction companies within 120 days from the effectiveness of the registration statement, please say so.

Response: The Company has made revision and supplemental disclosures. Please refer to the appropriate section for review and approval. Page 27.

Liquidity and Capital Resources, page 27

10.    You state that "[a]s of the date of this registration statement, we have yet to generate any revenues from our business operation." However, you also say that you " have generated $6,000 in revenues." Please revise your disclosure so that it is consistent.

Response: The Company has revised our disclosure and removed certain inappropriate sentence for consistency. Please refer to appropriate paragraph for your review and approval. Page 27.

Employee Stock option plans, page 30

11.    Please also disclose whether you have adopted any stock option, retirement, pension or profit sharing plans since December 31, 2010.

Response: The Company did not adopted any stock option, retirement, pension or profit sharing plans since December 31, 2010,  page 30.

Security Ownership of Certain Beneficial Owners and Management, page 30

12.    Please update this information as of a more recent practicable date.

Response: The Company has updated this section to the most recent practicable date.

Employment Agreement, page 30

13.    We note your response and the revisions you made to your filing in response to comment   23 in our letter dated March 28, 2011. Please disclose whether the parties have the opportunity to extend the terms of this employment agreement pursuant to its provisions       and, if so, the length they can extend the agreement.

Response: The Company has provided supplemental disclosure regarding the terms of the employment agreement. Please refer to the caption of employment agreement for your review and approval. Page 30.

14.    We note your statement that the agreement " lasted for 36 months," which suggested the   agreement no longer is in effect. If the agreement remains in effect, please revise this    disclosure accordingly. In addition, if the agreement remains in effect, please disclose     when you entered into the agreement, so that investors are able to ascertain when the 36 month term will expired.

Response: The Company has provided supplemental disclosure regarding the terms of the employment agreement. Please refer to the caption of employment agreement for your review and approval. Page 30.

Transactions with Related Persons, Promoters and Certain Controls Persons, page 30

15.    We note your response and the revision you made to your filing in response to comment three in our letter dated March 28, 2011. Please revise your disclosure to provide the length of time you may use the office space provided by Mr. Lam ; if the length of time is indefinite and in Mr. Lam's discretion,        please say so. Please also revise to disclosure the issuance of stock to Mr. Lam as a related party transaction. In addition, please revise this section in include relevant transactions that have occurred since December 31, 2010.

Response:  The Company has provided all supplemental disclosures as you suggested.   There were no relevant transactions that have occurred since December 31, 2010. Page 30.

Exhibit 5.1

16.    We note the changes you made in response to comment 27 in our letter dated March 28, 2011. Please revise the statement" I am of the opinion that 5,000,000 shares of common stock being offered will be legally issued, fully paid and non-assessable" to state, if true that it is your legal counsel's opinion that the 5,000,000 shares of common stock being offered will be legally issued, fully paid and non-assessable when sold. Refer to Item 601(b)(5) of Regulation S-K.

Response: Our attorney has provided a revised legal opinion as you suggested.  Exhibit 5.1

If you have further questions please contact our attorney, Mr. Ayeni or the undersigned.

Sincerely yours,

/s/ David Lam

CEO/CFO

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